

Mail Stop 3561

December 5, 2017

Emanuele A. Lauro
Chief Executive Officer,
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

      **Re:**     **Scorpio Bulkers Inc.**
             **Registration Statement on Form F-3**
             **Filed November 9, 2017**
             **File No. 333-221441**

Dear Mr. Lauro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are outstanding comments on your Annual Report on Form 20-F for the fiscal year ended December 31, 2016. Please note that all comments must be resolved before we act on a request for acceleration regarding your Form F-3.

2. We note that you are seeking to register the resale of shares issuable upon the exercise of a warrant and that the warrant is exercisable in three parts for a specified number of shares based upon the delivery of each of the three acquisition vessels. As it appears that delivery of all vessels has not yet occurred, please tell us why you believe it is appropriate to register for resale the shares underlying the warrant that is not yet

exercisable.  In your response, please provide your analysis as to whether the private placement of the warrant is complete.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc:     Edward Horton
        Seward & Kissel LLP